

07008146


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
190
SECTION

AD 9/5

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alamo Capital

OFFICIAL USE ONLY
26193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 375
(No. and Street)

Walnut Creek, CA 94596-5041
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Mulally (925) 472-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Mulally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alamo Capital, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title

Notary Public

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA
COUNTY OF CONTRA COSTA

ON August 28, 2007, before me, Catherine Holley Venables. A Notary Public in and for said State, personally appeared Nancy A. Mullally ______________________, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature ______________________
Notary Public

My Commission Expires: 6-10-2011


Catherine Holley Venables
COMM. NO. 1750141
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My comm. expires June 10, 2011
HRS2

Place notary seal above

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: __________ Identifying No.: ______________ No. of Pages: _____

Signer(s) or Issuing Agency: ______________________

Capacity Claimed by Custodian

- ☐ Individual
- ☐ Corporate Officer — Title: ______________
- ☐ University or School Officer — Title: ______________
- ☐ Governmental Officer or Agent — Title: ______________
- ☐ Business Proprietor or Manager
- ☐ Attorney
- ☐ Trustee
- ☐ Other: ______________


RIGHT THUMBPRINT OF CUSTODIAN
Top of thumb here

Custodian Is Representing: ______________

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of August, 2007
at Walnut Creek, California.



Nancy A. Mullally
Chief Executive Officer
Alamo Capital

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JUNE 30, 2007 AND 2006

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation
Certified Public Accountants

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statements of financial condition of Alamo Capital as of June 30, 2007 and 2006 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2007 and 2006 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 24, 2007

ALAMO CAPITAL
Statements of Financial Condition
June 30, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 13,221	$ 1,554
Accounts receivable		
Cash held by clearing broker-dealer	505,917	275,738
Broker - dealer balances receivable	122,619	117,498
Other accounts receivable	17,845	17,844
Secured demand note receivable	100,000	100,000
Total accounts receivable	746,381	511,080
Firm trading securities (all debt securities), at market value	8,571,425	5,373,801
Firm trading securities, not readily marketable, at estimated value	16,200	16,000
Deposits and prepaid expenses	10,450	10,450
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $6,704 and $6,029, respectively	-	674
Total assets	$ 9,357,677	$ 5,913,559

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Liabilities		
Accounts payable and accrued expenses	$ 25,258	$ 44,548
Due to clearing broker - dealer for firm trading securities	8,587,625	5,365,441
Securities sold, not yet purchased	-	24,360
Liabilities subordinated to claims of general creditors	500,000	279,000
Notes payable	67,285	67,381
Total liabilities	9,180,168	5,780,730
Stockholders' equity		
Common stock of no par value, authorized 1,000,000 shares, issued 466,667 at June 30, 2007 and 2006	70,000	70,000
Preferred stock, Series A of $100 par cumulative non-voting, issued 1750 shares at June 30, 2007 and 2006	175,000	175,000
Additional paid-in capital	55,000	-
Retained earnings (deficit)	(122,491)	(112,171)
Total stockholders' equity	177,509	132,829
Total liabilities and stockholders' equity	$ 9,357,677	$ 5,913,559

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statements of Operations

For the Years Ended June 30, 2007 and 2006

	2007	2006
Revenues		
Trading revenue	$ 972,267	$ 855,015
Commissions	669,335	531,873
Other	418,172	688,354
Total revenues	2,059,774	2,075,242
Expenses		
Human resource expenses		
Compensation	786,999	783,087
Contract labor	125,651	146,371
Payroll taxes	56,601	55,049
Benefits and other	98,598	117,593
	1,067,849	1,102,100
Occupancy expenses		
Rent	140,680	137,838
Telephone	18,858	18,648
Office and other	28,635	63,655
	188,173	220,141
Systems and equipment expenses		
Equipment rental and information systems	232,969	175,942
Depreciation and amortization	674	1,340
Other	5,098	2,979
	238,741	180,261
Marketing and sales expenses		
Advertising and promotion	52,426	51,217
Other	40,577	21,478
	93,003	72,695
Other expenses		
Interest	181,228	215,395
Clearing charges	203,284	192,178
Other	79,391	77,228
	463,903	484,801
Total expenses	2,051,669	2,059,998
Income before income taxes	8,105	15,244
Income taxes		
California income tax	800	800
Total income tax expense	800	800
Net income	$ 7,305	$ 14,444

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2007 and 2006

	Common Stock		Preferred Stock		Additional Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
Balances at June 30, 2005	# 466,667	$ 70,000	# 750	$ 175,000	$ -	$ (109,573)	$ 135,427
Net income for the year	-	-	-	-	-	14,444	14,444
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(17,042)	(17,042)
Balances at June 30, 2006	#466,667	70,000	# 1750	175,000	-	(112,171)	132,829
Net income (loss) for the year	-	-	-	-		7,305	7,305
Additional Paid-in capital	-	-	-	-	55,000	-	55,000
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(17,625)	(17,625)
Balances at June 30, 2007	#466,667	$ 70,000	# 1750	$ 175,000	$ 55,000	$ (122,491)	$ 177,509

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended June 30, 2007 and 2006

Balance at June 30, 2005	$ 279,000
Reduction during fiscal year	-
Balance at June 30, 2006	279,000
Additional subordinated capital, net	221,000
Balance at June 30, 2007	$ 500,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statements of Cash Flows

For the Years Ended June 30, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 7,305	$ 14,444
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	674	1,340
(Increase) decrease in		
Accounts receivable	(235,301)	(13,600)
Firm trading securities	(3,197,824)	7,217,868
Deposits and prepaid expenses	-	2,688
Increase (decrease) in		
Accounts payable and accrued expenses	(19,290)	(5,469)
Amount due to clearing broker on trading securities	3,197,824	(7,217,868)
Net cash provided by (used in) operating activities	(246,612)	(597)
Cash flows from financing activities		
Note Payable	(96)	4,620
Increase in subordinated capital	221,000	-
Additional paid-in capital	55,000	-
Dividends paid on preferred stock	(17,625)	(17,042)
Net cash provided by (used in) in financing activities	258,279	(12,422)
Net increase (decrease) in cash	11,667	(13,019)
Bank balance, beginning of year	1,554	14,573
Cash balance, end of year	$ 13,221	$ 1,554
Supplementary cash flow information		
California income tax paid	$ 800	$ 800
Interest paid	$ 181,228	$ 215,395

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

The company

Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the lesser of the estimated useful lives of the assets or the related lease term. The assets are fully depreciated as of June 30, 2007.

Securities transactions

Proprietary securities transactions in regular-way securities are recorded on a settlement date basis since statements to customers are done on that basis. Profit and loss arising from all securities transactions entered in for the account and risk of the Company are recorded on a settlement basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses as applicable.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. All of the securities held at June 30, 2007 and 2006 were valued at market value.

Income taxes

The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The following is a summary of the income taxes for the years ending June 30, 2007 and 2006:

	Year Ended June 30, 2007		Year Ended June 30, 2006	
	State	Federal	State	Federal
Net income before taxes	$ 8105	$ 8,105	$ 15,244	$ 15,244
Adjustments				
Net Muni interest income	-	-	(5,569)	(5,569)
Non-deductible expenses	2,931	2,931	986	986
Deductible California Franchise tax – PY	-	(800)	-	(800)
Allocated to Washington	(930)	-	(805)	0
Subtotal	10,106	10,236	9,856	9,861
Net operating loss carry forward	(17,462)	(97,789)	(27,018)	(107,650)
Taxable income	(7,356)	87,553	(17,162)	(97,789)
Income tax provision				
Current year minimum /calculation	800	-	800	-
Income tax expense	$ 800	$ -	$ 800	$ -

At June 30, 2007 and 2006, the Company had $87,553 and $97,789, respectively, of net operating losses to carry forward to future periods for Federal income tax purposes.

The state of Washington does not have an income tax, but utilizes an excise tax on gross income. $7,356 is available to offset future California pre-tax income at June 30, 2007.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.22 to 1 at June 30, 2007 and 0.41 to 1 at June 30, 2006. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

At June 30, 2007, the Company had net capital as defined of $486,268 ($275,212 at June 30, 2006) which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at June 30, 2007 and 2006).

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Office Space and Equipment Rental

The Company leased and occupied new premises as of July 2001. The term of the lease expires June 30, 2008 and requires base monthly rents, which have scheduled rent increases based on square footage and increases in building operating costs. Rent expense in fiscal years ended June 30, 2007 and 2006 was $140,680 and $137,838, respectively. These costs included certain variable costs which are added to the base rent as provided. The following base rents are due under the new lease. Differences between committed rent and actual includes fees for parking and similar amounts.

Year Ended June 30:	Base Annual Rents
2008	$ 123,958

The Company also rents equipment on a month to month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $3,500 and $15,414 in 2007 and 2006, respectively.

6. Liabilities Subordinated to Claims of General Creditors

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2007 and 2006, respectively:

Maturity Date	Interest Rate	2006	2007	Due to
April 30, 2010	10.00%	$ 20,000	-	Stockholder
May 31, 2010	10.00%	35.000	-	Stockholder
June 30, 2007	10.00%	24,000	-	Stockholder
March 31, 2008	6.25%	100,000	100,000	Unrelated party
January 31, 2009	11.00%	100,000	100,000	Stockholder
June 16, 2012	Prime + 2.25%	-	300,000	Unrelated party
		$ 279,000	$ 500,000	

Prior written approval by the National Association of Securities Dealers, Inc. is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. Investments

Investments are held at market and are generally traded within a month of purchase. At June 30, 2007 and 2006, securities held were $8,571,425 and $5,373,801, respectively. These investments are all municipal bonds, and one U.S. Treasury Bill.

	June 30, 2007	June 30, 2006
U.S. Treasury Bills	$ 5,998,380	$ 3,998,640
Municipal Bonds	2,573,045	1,375,161
	$ 8,571,425	$ 5,373,801

In addition, at June 30, 2006, the company had sold a Municipal Bond, net yet purchased at $24,360 and held a not-readily marketable Municipal Bond stated at $16,200 estimated value at June 30, 2007.

ALAMO CAPITAL
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2007

Stockholders' equity		$ 177,509	
Liabilities subordinated to claims of general creditors		500,000	
		677,509	
Non-allowable assets and charges against net capital			
Prepaid expenses and deposits		10,450	
Other accounts receivable		17,845	
Overdue broker balance		216	
Haircut on firm trading inventory		146,530	
Firm trading inventory - not readily marketable		16,200	
		191,241	
Net capital, as defined		486,268	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $108,743)		100,000	
Excess of net capital over requirement		$ 386,268	
Aggregate indebtedness			
Total liabilities	$ 9,180,168		
Less: subordinated capital	(500,000)		
Due to clearing broker-secured by firm trading securities	(8,571,425)		
		$ 108,743	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.22 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 483,763	$ 111,686	0.23 to 1
Offset amount due to against due from clearing broker	-	(13,246)	
Increase in accounts payable	(10,303)	10,303	
Reduction in accounts receivable	(1,191)	-	
Reduction in non-allowable amounts	14,894	-	
Decrease in cash and other	(895)	-	
Amounts reflected above	$ 486,268	$ 108,743	0.22 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

August 24, 2007

END